ELECTRIC NETWORK.COM INC

#1400-1500 West Georgia Street,

Vancouver, British Columbia V6G 2Z6

December 7, 2005

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Gowetski

Dear Sirs/Mesdames:

Re: Electric Network.com Inc. File No. 333-116325 Registration Statement on Form SB-2 filed June 9, 2004

Electric Network.com Inc. ("Electric") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, the consent of the Securities and Exchange Commission to withdraw the registration statement on Form SB-2 filed by Electric with the Securities and Exchange Commission on June 9, 2004 (the "Registration Statement"). The Registration Statement is being withdrawn due to the substantial lapse of time since the Registration Statement’s last filing and a re-evaluation of registration requirements of the offered shares described in the Registration Statement.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Securities and Exchange Commission, and none of Electric's securities were sold pursuant to the Registration Statement.

Electric requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact Ethan Minsky, counsel for Electric at 604.643.3151.

Yours truly,

ELECTRIC NETWORK.COM INC.

Per:	/s/ John Veltheer

John Veltheer, President